March 15, 2007

VIA EDGAR AND TELEFAX
(202) 722-9217

Vanessa Robertson
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Response to the Commission’s Comment Letter, dated February 20, 2007  (“Comment Letter”), Regarding CepTor Corporation (“Issuer”) Item 4.01 Form 8- K, Filed February 7, 2007,
File No. 001-32717 (“Form 8-K”)

Dear Ms. Robertson:

We have reviewed the Comment Letter and hereby submit the following responses to the concerns raised in the Comment Letter. The numbered paragraphs in this letter correspond to the numbered paragraphs in the Comment Letter.

Item 4.01

1. Please revise the third paragraph of your filing to specify the “subsequent interim periods” as the “interim period through February 1, 2007”.

Simultaneously with the filing of this response letter, we have filed an Amendment No. 1 to Form 8-K, filed February 7, 2007 (“Amended 8-K”) and have made the requested change in the third paragraph of the Amended 8-K.

2. Please amend the fourth paragraph to state whether the principal accountant’s report on the financial statements for either of the past two years contained an adverse opinion or disclaimer of opinion. Your current disclosure only covers the most recent report and only addresses the uncertainty concerning the substantial doubt as to the Company’s ability to continue as a going concern.

In the Amended 8-K, we have revised the language in the fourth paragraph to reflect the fact that in neither of the past two years has the principal accountant’s report on the financial statements contained an adverse opinion or disclaimer of opinion other than an expression of substantial doubt as to the Company’s ability to continue as a going concern for the year ended December 31, 2005.

3. Please clarify whether you have concluded that your debt obligations should have been presented as current liabilities in your June 30, 2006 balance sheet and whether you intend to restate any prior periods.

We have concluded that our debt obligations should have been presented as current liabilities in our June 30, 2006 balance sheet, as filed with the Commission on Form 10-QSB, on September 5, 2006. We have added an Item 4.02 disclosure to our Amended 8-K to cover our conclusion that the June 30, 2006 balance sheet should no longer be relied upon because of an error in such balance sheet, as addressed in APB 20, and that such balance sheet shall be restated in an amendment to the Form 10-QSB for the period ended June 30, 2006, originally filed with the Commission on September 5, 2006.

Vanessa Robertson
March 15, 2007

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

In connection with this letter, we have obtained an updated Exhibit 16 letter and are filing herewith the Amended 8-K with the updated Exhibit 16 letter.

In connection with this response letter to your Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any comments or questions concerning this response or the Amended 8-K, please feel free to contact me at (212) 629-0804, or the Company’s counsel, Jolie Kahn, Esq. at (212) 422-4910.

Very truly yours,
/s/ Howard Becker
Howard Becker